UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 13 December 2024

Rentokil Initial plc (the "Company")
13 December 2024

Notification of a transaction by a Person Closely Associated ('PCA') with a Person Discharging Managerial Responsibility ('PDMR')

The Company hereby announces that Trian Fund Management, L.P., a PCA of Brian Baldwin (a Non-Executive Director of the Company), has purchased 7,500,000 ordinary shares in the Company at a price of 413.4137 pence per share on 11 December 2024.

The relevant notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Trian Fund Management, L.P.
2	Reason for the notification
a)	Position/status	Person Closely Associated with a Person Discharging Managerial Responsibilities (Brian Baldwin, Non-Executive Director)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares by certain funds managed by Trian Fund Management, L.P.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.134137 (weighted average)	7,500,000
d)	Aggregated information - Aggregated volume - Total price	7,500,000 £31,006,028
e)	Date of the transaction	2024-12-11
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:
Rachel Canham, Group General Counsel & Company Secretary
Tel: +44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 December 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary